Exhibit 99.123

DeFi Technologies Subsidiary Valour Inc. Expands Collaboration with justTRADE; 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP Now Available for German Savings Plans

●	DeFi Technologies’ subsidiary Valour Inc. has expanded its partnership with justTRADE, making the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP available for German savings plans.

●	This collaboration, initiated in August 2022, strengthens Valour’s position as a key provider of cryptocurrency products and ETPs for justTRADE’s clientele, aligning with their mission to provide simple and secure access to digital assets.

●	The launch of the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP, which follows a rule-based passive index methodology and leverages Bitcoin Suisse’s Global Crypto Taxonomy, marks a historic milestone for STOXX and expands the accessibility of cryptocurrency investments within mainstream portfolios.

Toronto, Canada, June 4, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has broadened its partnership with justTRADE, a leading German online brokerage platform. The recently launched 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP is now available for German savings plans through justTRADE.

The collaboration between justTRADE and Valour builds on a foundation of shared commitment to innovation and accessibility in financial services. Initiated in August 2022, this partnership has already positioned Valour as a key provider of cryptocurrency products and ETPs for justTRADE’s clientele in Germany. justTRADE, known for its user-friendly platform and comprehensive financial offerings, aligns perfectly with Valour’s mission to simplify and secure access to digital assets through trusted, regulated vehicles. This collaboration not only extends the range of products available to justTRADE customers but also reinforces Valour’s role as a leader in the digital asset sector.

This recent launch is notably historic, as STOXX, renowned for its benchmark indices, has for the first time ventured into the cryptocurrency space. The 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP represents a pioneering investment opportunity in top-tier digital assets, providing an ideal entry point for both satellite and mainstream investment strategies. This product follows the STOXX Digital Asset Blue Chip X Index, applying a rule-based passive index methodology. It leverages Bitcoin Suisse’s comprehensive Global Crypto Taxonomy for asset classification, ensuring a well-balanced and regularly adjusted investment portfolio.

The introduction of the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP via justTRADE marks a significant milestone in the integration of traditional financial index expertise with the dynamic world of digital assets. This strategic move is set to expand the accessibility of cryptocurrency investments within mainstream portfolios, reflecting a growing recognition of digital assets as a vital component of diversified investment strategies.

Marco A. Infuso, Chief Sales Officer of Valour, commented on the collaboration, stating, “We are proud to partner with justTRADE to bring the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP to German retail and institutional investors. This partnership marks a significant step forward in our mission to make high-quality digital asset products accessible to a wider audience. justTRADE’s choice of Valour over larger financial institutions underscores our deep expertise and innovative approach in the ETP space. Together, we are setting new standards for investment in digital assets.”

Michael B. Bußhaus, Co-Founder and Managing Director of justTRADE, stated, “We are thrilled to have Valour as a partner for our crypto ETPs and savings plans. Their broad range of products, low costs, and innovative underlyings are very popular with our customers, making investments in crypto assets easy and convenient.”

About justTRADE

justTRADE is a Frankfurt-based online broker that consistently offers traders the trading of securities and cryptos for €0 order commission (plus standard market spreads and max. 1€ external cost) and from a single securities account. More than 500,000 securities - shares, ETFs, ETCs, wikifolios, certificates, warrants and leveraged products - can now be traded via iOS and Android or via the desktop browser, both on-exchange via three exchanges (LS Exchange, Quotrix and Tradegate Exchange) and off-exchange via five trading partners (J.P. Morgan, Société Générale, UBS, Vontobel and L&S (wikifolios)). Around 1,500 ETFs, ETCs and ETPs from twelve providers complete the offering. With the ability to trade also 27 native cryptos from the same custody account as all securities, justTRADE offers its customers an unprecedented offering in Germany. In addition, a total of around 200 securities are also eligible for savings plans. https://www.justtrade.com/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: MB9) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the trading of the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP on justTRADE; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of digital assets; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of digital assets sector; rules and regulations with respect to digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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